SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TransCode Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89357L204

(CUSIP Number)

R. Michael Dudley

TransCode Therapeutics, Inc.

6 Liberty Square, #2382

Boston, MA 02109

(857) 837-3099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Robert Michael Dudley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 227,743 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 227,743 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 227,743 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.9% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of (i) 180,262 shares of Common Stock held directly by the Reporting Person and (ii) 47,481 shares issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of this Statement.
(2)

Percentage ownership is calculated based on (i) 11,948,047 shares of Common Stock outstanding as of October 3, 2023, as provided by the Issuer to the Reporting Person, plus (ii) 47,481 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

EXPLANATORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Person on December 20, 2022, as amended (the “Original Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended to include the following:

The 180,262 shares of Common Stock held directly by the Reporting Person were purchased for an aggregate of $229,593.71 (excluding commissions and other execution-related costs) using personal funds.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Amendment is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 227,743 shares of Common Stock, which consists of (i) 180,262 shares of Common Stock held directly by the Reporting Person and (ii) 47,481 shares of Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of this Amendment, representing approximately 1.9% of the outstanding shares of Common Stock. The percent of class was calculated based on (i) 11,948,047 shares of Common Stock outstanding as of October 3, 2023, as provided by the Issuer to the Reporting Person, plus (ii) 47,481 shares of Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(c) On September 28, 2023, the Reporting Person acquired an aggregate of 98,000 shares of Common Stock for a price per share of $0.51, pursuant to an underwritten public offering of Common Stock by the Issuer. In addition, during the 60 days preceding this Amendment (and including through the date of this filing), the Reporting Person acquired beneficial ownership of 2,601 shares of Common Stock underlying stock options subject to vesting.

(d) Not applicable.

(e) As of September 28, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2023

/s/ Robert Michael Dudley
ROBERT MICHAEL DUDLEY